Exhibit 99.65

Volaris Reports April 2017 Traffic Results, Passenger Growth of 23%

MEXICO CITY--(BUSINESS WIRE)--May 8, 2017--Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports April 2017 and year-to-date preliminary traffic results.

During April 2017 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 25.5% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in April 2017 increased 27.0% year over year, reaching 1.3 billion. Volaris transported a total of 1.4 million passengers during the month, an increase of 22.5% year over year. Year-to-date, Volaris has transported over 5.3 million passengers, an increase of 17.3% year over year. Network load factor for April reached 84.3%, an increase of 1.1 percentage points year over year.

During April 2017, Volaris launched two international routes (Guatemala City, Guatemala – San Salvador, El Salvador and Managua, Nicaragua – San Salvador, El Salvador). Additionally, Volaris started to operate one domestic route (Guadalajara – Huatulco) and one international route (Managua, Nicaragua – San Jose, Costa Rica).

The following table summarizes Volaris traffic results for the month and year-to-date.

	April 2017	April 2016	Variance	Four months ended April 2017	Four months ended April 2016	Variance
RPMs (in millions, scheduled & charter)
Domestic	914	753	21.4%	3,511	3,070	14.4%
International	429	305	40.7%	1,616	1,294	24.8%
Total	1,343	1,058	27.0%	5,127	4,364	17.5%
ASMs (in millions, scheduled & charter)
Domestic	1,041	900	15.6%	4,121	3,629	13.5%
International	554	371	49.3%	2,021	1,533	31.8%
Total	1,595	1,271	25.5%	6,142	5,162	19.0%
Load Factor (in %, scheduled)
Domestic	87.9%	83.6%	4.3 pp	85.2%	84.6%	0.6 pp
International	77.4%	82.2%	(4.8) pp	79.9%	84.4%	(4.5) pp
Total	84.3%	83.2%	1.1 pp	83.5%	84.5%	(1.0) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,082	918	17.8%	4,226	3,661	15.4%
International	301	211	42.6%	1,122	899	24.8%
Total	1,383	1,129	22.5%	5,348	4,560	17.3%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 164 and its fleet from four to 67 aircraft. Volaris offers more than 301 daily flight segments on routes that connect 40 cities in Mexico and 28 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for seven consecutive years. For more information, please visit: www.volaris.com

CONTACT:
For Volaris
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net